

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 5, 2015

<u>Via E-mail</u>
John D. Hertz
Chief Financial Officer
Clearwater Paper Corporation
601 West Riverside, Suite 1100
Spokane, Washington 99201

> **Re:** **Clearwater Paper Corporation**
> **Form 8-K**
> **Furnished October 29, 2015**
> **File No. 001-34146**

Dear Mr. Hertz:

We have reviewed the document referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 8-K dated October 29, 2015</u>

<u>Exhibit 99.2, Third Quarter 2015 Supplemental Information</u>

1. The supplemental information provided in Exhibit 99.2 includes presentations of various non-GAAP amounts, including adjusted gross profit, adjusted operating income (loss), adjusted net earnings and adjusted earnings per share without presentations of corresponding amounts determined in accordance with GAAP. Explain to us how this complies with requirement to include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). See Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or me at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources